Filed by Bcom3 Group, Inc.
                          pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                                             Subject Company: Bcom3 Group, Inc.
                                                  Commission File No. 333-87600

      [Excerpt from Chairman's Letter Contained in Annual Report for 2001]

                              Securing Our Future

     When Bcom3 was founded in early 2000, we announced our intention to take the company public. At the time, we believed this was the best way to strengthen our resources, grow our operations, and secure our future. As industry consolidation continued and the financial markets shifted dramatically, we carefully evaluated all of the options. After discussion with our friends and partners at Dentsu, the board of directors concluded unanimously that a merger with Publicis, coupled with an exclusive partnership agreement with Dentsu, was the best way to go forward.

     In Paris, on March 7 of this year, we announced the merger and partnership agreements and immediately received an extremely positive response from the financial community and virtually all of Bcom3's clients and people around the world. Our new company will have combined revenues of almost $4.5 billion generated by approximately 38,000 men and women in more than 100 countries on six continents. In addition to the brands that currently are part of Bcom3, the new Publicis includes several other successful and preeminent brands: Saatchi & Saatchi, Publicis Worldwide, Fallon, Hal Riney, Zenith, Optimedia, Frankel and Nelson.

     Conversations about forming a new Publicis and partnering with Dentsu began in late 2001 and picked up momentum in January and February of this year. Our mutual goal was to create a top-tier communications organization that would have unprecedented geographic reach and multicultural capabilities. At the same time, Maurice Levy, Publicis' chairman and chief executive officer, and I agreed on the importance of preserving the varied cultures of the brands that together will make up the new Publicis. We also agreed on the importance of brand independence and the need for autonomous management of our global networks. This is so much a part of Publicis' culture and is equally embedded in Bcom3's values.

     What we also share is enormous optimism about the future. The opportunities this merger brings for our clients, our people and our shareholders are almost without limit. Neither Publicis nor Bcom3 has ever sought to be the biggest. We want to be -- and believe we can be and will be -- the best in the world, bar none. We'll do it because it's within our reach. We'll do it because we have the right people around the world with the right talent. We'll do it because we can.

     It is not without a degree of sadness that in 2002 I will say goodbye to a journey that began as Bcom3, but there is no question in my mind that this new chapter is the right one for our company. I am confident that our future, as part of the new Publicis, partnering with Dentsu, is very bright and very promising. I want to sincerely thank everyone at Dentsu and Bcom3 who has helped to build this organization and set it on a path towards tremendous success.


                                              Roger A. Haupt
                                              Chairman & CEO,
                                              Bcom3 Group, Inc.